EXHIBIT 4
DESCRIPTION OF THE ALEXANDER'S, INC. SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT
The following descriptions are summaries of the material terms and provisions of Alexander’s preferred stock and common stock contained in Alexander’s certificate of incorporation and Alexander’s by-laws. Copies of the certificate of incorporation and by-laws are filed as exhibits to this Annual Report on Form 10-K. Please note that the terms “we,” “us,” “our,” “Company” and “Alexander’s” refer to Alexander’s, Inc. and its consolidated subsidiaries, unless the context requires otherwise.
General
Our certificate of incorporation authorizes the issuance of up to 26,000,000 shares of capital stock, consisting of 10,000,000 shares of common stock, $1.00 par value per share (the “common stock”), 3,000,000 shares of preferred stock, $1.00 par value per share (the “preferred stock”) and 13,000,000 shares of excess stock, $1.00 par value per share (the “excess stock”). As of December 31, 2022, 5,173,450 and 5,107,290 shares of common stock were issued and outstanding, respectively. No shares of preferred stock or shares of excess stock are issued and outstanding as of the date of this Annual Report on Form 10-K.
Dividend and Voting Rights of Holders of Common Stock
Holders of our common stock are entitled to receive dividends when, if and as authorized by our board of directors out of assets legally available to pay dividends.
Each common share entitles the holder to one vote on all matters voted on by stockholders, including elections of directors. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding common stock can elect all of the directors then standing for election.
Our certificate of incorporation requires the affirmative vote of two-thirds of the outstanding shares of our stock entitled to vote before we may merge with another corporation.
Holders of common stock do not have any conversion, redemption or preemptive rights to subscribe to any securities of our Company. In the event of our dissolution, liquidation or winding-up, after the payment or provision of our debts and other liabilities and the preferential amounts to which holders of our preferred stock are entitled, if any such preferred stock is outstanding, the holders of the common stock are entitled to share ratably in any assets remaining for distribution to stockholders.
The common stock has equal dividend, distribution, liquidation and other rights, and there are no preference, appraisal or exchange rights applicable thereto. All outstanding shares of common stock are, and any shares of common stock offered, upon issuance, will be, fully paid and nonassessable.
American Stock Transfer & Trust Company, LLC, is the transfer agent for the common stock.

Restrictions on Ownership of Common Stock
The Common Stock Beneficial Ownership Limit. Our certificate of incorporation contains a number of provisions that restrict the ownership and transfer of shares and are designed to safeguard us against an inadvertent loss of REIT status. These provisions also seek to deter non-negotiated acquisitions of, and proxy fights for, us by third parties. In order to maintain our qualification as a REIT under the Internal Revenue Code, not more than 50% of the value of our outstanding shares of capital stock may be owned, directly or constructively, by five or fewer individuals at any time during the last half of a taxable year and the shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. The Internal Revenue Code defines “individuals” to include some entities for purposes of the preceding sentence. All references to a holder’s ownership of common stock in this section assumes application of the applicable attribution rules of the Internal Revenue Code under which, for example, a holder is deemed to own shares owned by his or her spouse.
Our certificate of incorporation contains a limitation that restricts stockholders from owning more than 4.9% of the outstanding shares of common stock. In certain circumstances, our board of directors may reduce the common stock beneficial ownership limit to as little as 2%, but only if any person who owns shares in excess of such new limit could continue to do so. Our board of directors has, subject to certain conditions and limitations, exempted our manager, Vornado Realty Trust, and certain of its affiliates from the common stock beneficial ownership limit. As a result, it is less likely as a practical matter that another holder of common stock could obtain an exemption.
Attribution Rules. Investors should be aware that under the applicable attribution rules of the Internal Revenue Code, events other than a purchase or other transfer of common stock can result in ownership of common stock in excess of the common stock beneficial ownership limit. For instance, if two stockholders, each of whom owns 3% of the outstanding common stock, were to marry, then after their marriage both stockholders would be deemed to own 6% of the outstanding shares of common stock, which is in excess of the common stock beneficial ownership limit. Similarly, if a stockholder who owns 4% of the outstanding common stock were to purchase a 50% interest in a corporation which owns 3% of the outstanding common stock, then the stockholder would be deemed to own 5.5% of the outstanding shares of common stock.
The Constructive Ownership Limit. Under the Internal Revenue Code, rental income received by a REIT from persons with respect to which the REIT is treated, under the applicable attribution rules of the Internal Revenue Code, as owning a 10% or greater interest does not constitute qualifying income for purposes of the income requirements that REITs must satisfy. For these purposes, a REIT is treated as owning any stock owned, under the applicable attribution rules of the Internal Revenue Code, by a person that owns 10% or more of the value of the outstanding shares of the REIT. The attribution rules of the Internal Revenue Code applicable for these purposes are different from those applicable with respect to the common stock beneficial ownership limit. All references to a stockholder’s ownership of common stock in this section assume application of the applicable attribution rules of the Internal Revenue Code.

In order to ensure that our rental income will not be treated as non-qualifying income under the rule described in the preceding paragraph, and thus to ensure that we will not inadvertently lose our REIT status as a result of the ownership of shares of a tenant, or a person that holds an interest in a tenant, our certificate of incorporation contains an ownership limit that restricts, with certain exceptions, stockholders from owning more than 9.9% of the outstanding shares of any class (the “common stock beneficial ownership limit”).
Stockholders should be aware that events other than a purchase or other transfer of shares can result in ownership, under the applicable attribution rules of the Internal Revenue Code, of shares in excess of the constructive ownership limit. As the attribution rules that apply with respect to the constructive ownership limit differ from those that apply with respect to the common stock beneficial ownership limit, the events other than a purchase or other transfer of shares which can result in share ownership in excess of the constructive ownership limit can differ from those which can result in share ownership in excess of the common stock beneficial ownership limit.
Issuance of Excess Stock if the Ownership Limits Are Violated. Our certificate of incorporation provides that a transfer of shares of common stock that would otherwise result in ownership, under the applicable attribution rules of the Internal Revenue Code, of common stock in excess of the common stock beneficial ownership limit or the constructive ownership limit, or which would cause the shares of capital stock of Alexander’s to be beneficially owned by fewer than 100 persons, would have no effect and the purported transferee would acquire no rights or economic interest in such common stock. In addition, common stock that would otherwise be owned, under the applicable attribution rules of the Internal Revenue Code, in excess of the common stock beneficial ownership limit or the constructive ownership limit will be automatically exchanged for shares of excess stock. These shares of excess stock would be transferred, by operation of law, to us as trustee of a trust for the exclusive benefit of a beneficiary designated by the purported transferee or purported holder. While held in trust, the trustee shall vote the shares of excess stock in the same proportion as the holders of the outstanding shares of common stock have voted. Any dividends or distributions received by the purported transferee or other purported holder of the excess stock before our discovery of the automatic exchange for shares of excess stock must be repaid to us upon demand.
If the purported transferee or purported holder elects to designate a beneficiary of an interest in the trust with respect to the excess stock, he or she may only designate a person whose ownership of the shares will not violate the common stock beneficial ownership limit or the constructive ownership limit. When the designation is made, the excess stock will be automatically exchanged for common stock. Our certificate of incorporation contains provisions designed to ensure that the purported transferee or other purported holder of shares of excess stock may not receive in return for transferring an interest in the trust with respect to the excess stock, an amount that reflects any appreciation in the shares of common stock for which the shares of excess stock were exchanged during the period that the shares of excess stock were outstanding but will bear the burden of any decline in value during that period. Any amount received by a purported transferee or other purported holder for designating a beneficiary in excess of the amount permitted to be received must be turned over to us. Our certificate of incorporation provides that we may purchase any shares of excess stock that have been automatically exchanged for shares of common stock as a result of a purported transfer or other event. The price at which we may purchase the excess stock will be equal to the lesser of:

•in the case of shares of excess stock resulting from a purported transfer for value, the price per share in the purported transfer that resulted in the automatic exchange for shares of excess stock or, in the case of excess stock resulting from some other event, the market price of the shares of common stock exchanged on the date of the automatic exchange for excess stock, and
•    the market price of the shares of common stock exchanged for the excess stock on the date that we accept the deemed offer to sell the excess stock.
Our purchase right with respect to excess stock will exist for 90 days, beginning on the date that the automatic exchange for shares of excess stock occurred or, if we did not receive a notice concerning the purported transfer that resulted in the automatic exchange for shares of excess stock, the date that our board of directors determines in good faith that an exchange for excess stock has occurred.
Other Provisions Concerning the Restrictions on Ownership. Our board of directors may exempt certain persons from the common stock beneficial ownership limit or the constructive ownership limit if evidence satisfactory to our board of directors is presented showing that such exemption will not jeopardize our status as a REIT under the Internal Revenue Code. Before granting an exemption of this kind, our board of directors may require a ruling from the Internal Revenue Service, an opinion of counsel satisfactory to it and representations and undertakings from the applicant with respect to preserving our REIT status.
Our board of directors has, subject to certain conditions and limitations, exempted our manager, Vornado Realty Trust, and certain of its affiliates from the common stock beneficial ownership limit. As a result, it is less likely as a practical matter that another holder of common stock could obtain an exemption.
The foregoing restrictions on ownership and transfer will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or continue to qualify, as a REIT. Sections 382 and 383 of the Internal Revenue Code impose limitations upon the utilization of a corporation’s net operating loss and credit carryforwards and certain other tax attributes, following significant changes in the corporation’s stock ownership. In order to preserve our ability to use net operating loss carryforwards, if any, to reduce taxable income, our certificate of incorporation also contains additional provisions restricting the ownership of our outstanding shares (the “Section 382 ownership restrictions”). The Section 382 ownership restrictions merely reduce the risk of certain occurrences that could cause such a limitation to arise. It is still possible that, due to transfers (either directly or indirectly) of our outstanding shares, we could become subject to a limitation under Section 382 or 383.
Our certificate of incorporation provides, in general, that, subject to the exceptions described in the next paragraph, no person may acquire shares of our Company, or options or warrants to acquire such shares, if as a result such person (or another person to which such shares were attributed under certain complex attribution rules, which differ in certain respects from those that apply for purposes of the common stock beneficial ownership limit or the constructive ownership limit) would own, directly or under such attribution rules, 5% or more of the class of such outstanding shares (hereinafter, such person’s “ownership interest percentage”). In addition, subject to the exceptions described in the next paragraph, no person whose ownership interest percentage of a class of shares equals or exceeds 5% can acquire or transfer such shares, or options or warrants to acquire such shares. The foregoing restrictions apply independently to each class of our outstanding stock.

The foregoing restrictions do not apply to (i) acquisitions and transfers of shares of common stock by certain persons and their affiliates whose ownership interest percentage of common stock on September 21, 1993 was 5% or more, (ii) transfers of shares pursuant to an offering by us, to the extent determined by our board of directors, and (iii) other transfers of shares specifically approved by our board of directors.
Transfers of shares, options or warrants in violation of the Section 382 ownership restrictions would be void, and the transferee would acquire no rights in such shares, options or warrants. Thus, a purported acquiror would have no right to vote such shares or to receive dividends. Moreover, upon our demand, a purported acquiror of shares, options or warrants would be required to transfer them to an agent designated by us. The agent, generally, would sell such shares, options or warrants, remit the proceeds thereof to the purported acquiror to the extent of such person’s purchase price for the shares and, to the extent possible, remit the balance of the proceeds to such person’s transferor. A similar procedure would be applied to any dividends paid to, and to the proceeds of any resale of shares, options or warrants by, the purported acquiror.
Our board of directors has the authority to designate a date as of which the Section 382 ownership restrictions will no longer apply.
All certificates representing shares of common stock will bear a legend referring to the restrictions described above.
All persons who own, directly or by virtue of the applicable attribution rules of the Internal Revenue Code, more than 2% of the shares of outstanding common stock must give a written notice to us containing the information specified in our certificate of incorporation by January 31 of each year. In addition, each stockholder shall upon demand be required to disclose to us such information as we may request, in good faith, in order to determine our status as a REIT or to comply with Treasury Regulations promulgated under the REIT provisions of the Internal Revenue Code.
Important Provisions of Delaware Law and Our Certificate of Incorporation and By-Laws
The following is a summary of important provisions of Delaware law and our certificate of incorporation and by-laws which affect us and our stockholders. The description below is intended as only a summary. You can access complete information by referring to Delaware General Corporation Law and our certificate of incorporation and by-laws.
Business Combinations with Interested Stockholders Under Delaware Law. Section 203 of the Delaware General Corporation Law prevents a publicly held corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•    before the date on which the person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder,
•    the interested stockholder owned at least 85% of the outstanding voting stock of the corporation at the beginning of the transaction in which it became an interested stockholder, excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide participants with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or
•    after the date on which the interested stockholder became an interested stockholder, the business combination is approved by the board of directors and the holders of two-thirds of the outstanding voting stock of the corporation voting at a meeting, excluding the voting stock owned by the interested stockholder.
As defined in Section 203, an “interested stockholder” is generally a person owning 15% or more of the outstanding voting stock of the corporation. As defined in Section 203, a “business combination” includes mergers, consolidations, stock and assets sales and other transactions with the interested stockholder.
The provisions of Section 203 may have the effect of delaying, deferring or preventing a change of control of Alexander’s, Inc.
Amendment of Our Certificate of Incorporation and By-Laws. Amendments to our certificate of incorporation must be approved by our board of directors. Unless otherwise required by law, our board of directors may amend our by-laws by a majority vote of the directors then in office.
Meetings of Stockholders. Under our by-laws, we will hold annual meetings of our stockholders at a date and time as determined by our board of directors, chairman, vice chairman or president. Our by-laws require advance notice for our stockholders to make nominations of candidates for our board of directors or bring other business before an annual meeting of our stockholders. The chairman or vice chairman shall call special meetings of our stockholders whenever stockholders owning at least a majority of our issued and outstanding shares entitled to vote on matters to be submitted to stockholders shall request in writing such a meeting.
Board of Directors. Our board of directors is divided into three classes. As the term of each class expires, directors in that class will be elected for a term of three years and until their successors are duly elected and qualified. These staggered terms may reduce the possibility of an attempt to change control of Alexander’s.